CUSIP No. 30162V409

SCHEDULE 13D

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

Exela Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30162V409

(CUSIP Number)

Andrej Jonovic

HandsOn Global Management

8550 West Desert Inn Road, Suite 102-452

Las Vegas, Nevada 89117

(844) 935-2832

With a copy to:

W. Raymond Felton

Greenbaum, Rowe, Smith & Davis LLP

P.O. Box 5600

Woodbridge, New Jersey 07095

732-549-5600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 15, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement on Schedule 13D (this “Schedule 13D”) and is filing this schedule 13D because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. o

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30162V409

SCHEDULE 13D

1	Name of Reporting Persons

I.R.S. Identification Nos. of Above Persons (Entities Only) HandsOn Global Management LLC

2	Check the Appropriate Box if a Member of a Group

(a)	o

(b)	o

3	SEC Use Only

4	Source of Funds
OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) o

6	Citizenship or Place of Organization Delaware

	7	Sole Voting Power
		0

Number of
Shares	8	Shared Voting Power
Beneficially		11,852,840
Owned by
Each	9	Sole Dispositive Power
Reporting		0
Person With

	10	Shared Dispositive Power
		549,136

11	Aggregate Amount Beneficially Owned by Each Reporting
Person 11,852,840

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) o

13	Percent of Class Represented by Amount in Row (11)
2.65% (1)

14	Type of Reporting Person
OO

(1) Calculations are based upon 484,557,092shares of Common Stock of the Issuer outstanding, as of April 18, 2022, as reported in the Issuer’s Schedule TO of that date, plus 2,218,370 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by Reporting Persons. The amount shown includes shares of Common Stock attributable to HGM, including 9,177,118 shares of Common Stock, 685,116 shares of Common Stock issuable upon conversion of 1,412,897 shares of the Series A Preferred Stock and 1,537,087 shares of Common Stock issuable upon conversion of 76,408 shares of the Series B Preferred Stock held by the HGM as of April 15, 2022. In addition, Par Chadha may also be deemed to beneficially own the shares beneficially owned by his spouse, Sharon Chadha, which shares are also included in this total.

CUSIP No. 30162V102

The information in this Amendment No. 12 to Schedule 13D (this “Twelfth Amendment” or this “13D/A”) amends the Schedule 13D (the “Initial Schedule 13D”) filed with the U.S. Securities and Exchange Commission (the “SEC”) by Mr. Par Chadha, HandsOn Global Management, LLC, a Delaware limited liability company (“HGM”), Ex-Sigma 2 LLC, a Delaware limited liability company (“Ex-Sigma 2”), Ex-Sigma LLC, a Delaware limited liability company (“Ex-Sigma”), HOVS LLC, a Delaware limited liability company (“HOVS”), HandsOn Fund 4 I, LLC, a Nevada limited liability company (“HOF 4”), HOV Capital III, LLC, a Nevada limited liability company (“HOV 3”), HOV Services Ltd., an Indian limited company (“HOV Services”), Adesi 234 LLC, a Nevada limited liability company (“Adesi”), HOF 2 LLC, a Nevada limited liability company (“HOF 2” and together with Mr. Chadha, Ex-Sigma, Ex-Sigma 2, HGM, HOVS, HOV Services, HOF 4, HOV 3, and Adesi, the “Initial Reporting Persons”) on July 24, 2017, relating to the common stock, par value $0.0001 per share (the “Common Stock”), of Exela Technologies, Inc. (the “Issuer”), as amended by Amendment No. 1 to Schedule 13D filed by the Initial Reporting Persons on April 16, 2018, Amendment No. 2 to Schedule 13D filed by the Initial Reporting Persons and HandsOn 3, LLC, a Nevada limited liability company and an affiliate of the Initial Reporting Persons (“HOF 3 and together with the Initial Reporting Persons the “Amended Reporting Persons”) on June 20, 2018, Amendment No. 3 to Schedule 13D filed by the Amended Reporting Persons on May 28, 2019, Amendment No. 4 to Schedule 13D filed by the Amended Reporting Persons on June 26, 2019, Amendment No. 5 to Schedule 13D filed by the Amended Reporting Persons and each of SoNino LLC, The Beigam Trust, The Rifles Trust, SunRaj LLC, Pidgin Associates LLC, Andrej Jonovic, Shadow Pond LLC, Ron Cogburn, Kanwar Chadha and Surinder Rametra (together with the Amended Reporting Persons, the “Second Amended Reporting Persons”) on July 8, 2019, Amendment No. 6 to Schedule 13D filed by the Second Amended Reporting Persons on July 18, 2019, Amendment No. 7 to Schedule 13D filed by the Second Amended Reporting Persons on October 30, 2019, Amendment No. 8 to Schedule 13D filed by the Second Amended Reporting Persons on November 27, 2019, Amendment No. 9 to Schedule 13D filed by the Second Amended Reporting Persons and Suresh Yannamani on February 27, 2020, Amendment No. 10 to Schedule 13D filed by the Second Amended Reporting Persons and the Voting Agreement Joining Parties on February 26, 2020 and Amendment No. 11 to Schedule 13D filing by the Second Amended Reporting Persons on March 26, 2020 (the “Prior Amendments”).

This Twelfth Amendment is filed as an “exit” filing for the Reporting Persons, as the number of shares held by the Reporting Persons is less than five percent (5%). The primary reason is the substantial increase in the number of outstanding shares of common stock and, to a much lesser extent, sales of shares by several Reporting Persons. Information reported in the Prior Amendments remains in effect except to the extent that it is amended or superseded by information provided in this Twelfth Amendment. In addition, the voting agreements referred to in this Schedule 13D, as amended, have been terminated; thus, the shares previously reported as beneficially owned by HGM as result of such agreements are no longer included in the totals reported for it.

Item 7. Material to be filed as Exhibits.

Attached to this Amendment as Schedule 1 is a list of all sales of the Issuer’s common stock in the sixty (60) days prior to the date of this Amendment. None of the Reporting Persons acquired such common stock during this 60-day period.

CUSIP No. 30162V102

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Twelfth Amendment is true, complete and correct.

Dated: April 18, 2022

HANDSON GLOBAL MANAGEMENT, LLC

By:	/s/ Par Chadha
Name: Par Chadha
Title: Manager

HOVS LLC

By:	/s/ Jim Reynolds
Name: Jim Reynolds
Title: Manager

HANDSON FUND 4 I LLC

By:	/s/ Par Chadha
Name: Par Chadha
Title: Manager

HOV CAPITAL III, LLC

By:	/s/ Par Chadha
Name: Par Chadha
Title: Manager

HOV SERVICES LTD

By:	/s/ Vik Negi
Name: Vik Negi
Title: Director

ADESI 234 LLC

By:	/s/ Par Chadha
Name: Par Chadha
Title: Manager

HOF 2 LLC

By:	/s/ Par Chadha
Name: Par Chadha
Title: Manager

EX-SIGMA 2 LLC

By:	/s/ Jim Reynolds
Name: Jim Reynolds
Title: President

EX-SIGMA LLC

By:	/s/ Jim Reynolds
Name: Jim Reynolds
Title: President

/s/ Par Chadha
Par Chadha

HANDSON 3, LLC

By:	/s/ Par Chadha
Name: Par Chadha
Title: Manager

SONINO LLC

By:	/s/ Jim Reynolds
Name: Jim Reynolds
Title: Manager

BEIGAM TRUST

By:	/s/ Sarah Jonovic
Name: Sarah Jonovic
Title: Trustee

RIFLES TRUST

By:	/s/ Ajit Singh Chadha
Name: Ajit Singh Chadha
Title: Trustee

SUNRAJ LLC

By:	/s/ Sunil Rajadhyksha
Name: Sunil Rajadhyksha
Title: Manager

/s/ Andrej Jonovic
Andrej Jonovic

SHADOW POND LLC

By:	/s/ Vik Negi
Name: Vik Negi
Title: Manager

/s/ Ron Cogburn
Ron Cogburn

/s/ Kanwar Chadha
Kanwar Chadha

/s/ Surinder Rametra
Surinder Rametra

PIDGIN ASSOCIATES LLC

By:	/s/ Xin Cheng
Name: Xin Cheng
Title: Manager

/s/ Suresh Yannamani
Suresh Yannamani

/s/ Jim Reynolds
Jim Reynolds

/s/ Vik Negi
Vik Negi

/s/ Matt Brown
Matt Brown

/s/ Srini Murali
Srini Murali

/s/ Vitalie Robu
Vitalie Robu

/s/ Sanjay Kulkarni
Sanjay Kulkarni

/s/ Mark Fairchild
Mark Fairchild

/s/ Shrikant Sortur
Shrikant Sortur

/s/ Anubhav Verma
Anubhav Verma

/s/ Edward (Jim) Stephenson
Edward (Jim) Stephenson

/s/ Matt Reynolds
Matt Reynolds

/s/ Eokesh Natarajan
Eokesh Natarajan

/s/ Carlos Mallen
Carlos Mallen

/s/ Mark Olschanski
Mark Olschanski

Schedule I

This Schedule sets forth information with respect to each purchase and sale of Shares which was effectuated by a Reporting Person in the last 60 days since the date of the event which requires filing of this Statement.

On March 11, 2022, affiliates of Par Chadha tendered 1,528,160 shares of Common Stock in exchange for 76,408 shares of Series B Preferred Stock.